Exhibit 3.1

Amendment No. 1 to the Second Amended and Restated Bylaws of Signing Day Sports, Inc.

This Amendment No. 1 (this “Amendment”) to the Second Amended and Restated Bylaws (the “Second Amended and Restated Bylaws”) of Signing Day Sports, Inc., a Delaware corporation (the “Company”), is effective as of December 4, 2023 and is made pursuant to Article XI of the Amended and Restated Certificate of Incorporation of the Company and Article IX, Section 9.1 of the Second Amended and Restated Bylaws.

1.	The definition of “Second Amended and Restated Bylaws” in Article II, Section 2.2 of the Second Amended and Restated Bylaws is hereby amended to be defined as “these Second Amended and Restated Bylaws, as amended from time to time” in place of “these Second Amended and Restated Bylaws”.

2.	Article II, Section 2.5, Paragraph (a) of the Second Amended and Restated Bylaws is hereby amended to read in full as follows:

Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Amended and Restated Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power, by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.6, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

3.	Article II, Section 2.5, Paragraph (d) of the Second Amended and Restated Bylaws is hereby amended to read in full as follows:

Classes. Where a separate vote by a class or classes or group is required, except where otherwise provided by statute or by the Certificate of Incorporation or these Amended and Restated Bylaws, one-third of the outstanding shares of such class or classes or group, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Amended and Restated Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or group present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or group.

4.	Except as set forth in this Amendment, no terms or conditions of the Second Amended and Restated Bylaws have changed. In the event of any inconsistencies between the terms of this Amendment and the Second Amended and Restated Bylaws, the terms of this Amendment shall prevail.